3650 Wesbrook Mall Vancouver, BC V6S 2L2 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE                       TSX: COM

CARDIOME REGULATORY FILING ACCEPTED FOR REVIEW

Vancouver, Canada, March 9, 2004 - Cardiome Pharma Corp (TSX: COM) today announced that the United States Food and Drug Administration (FDA) has accepted for review Cardiome’s New Drug Application (NDA) for oxypurinol for the treatment of allopurinol-intolerant hyperuricemia (gout). Cardiome submitted the NDA application under the provisions of the Orphan Drug Act and under Subpart H of the Food and Drug Act in the U.S. on December 23, 2003. The FDA’s acceptance of the NDA for review does not represent any opinion of the FDA regarding the safety or efficacy of the product.

"We believe that oxypurinol may provide benefit to this patient population," stated Bob Rieder, President and Chief Executive Officer of Cardiome. “Therefore, we are pleased that the FDA has elected to review our application.”

The FDA had a 60-day period immediately following the December 23 submission to review the file for adequacy and determine if there were grounds for the FDA to reject the filing. Filing acceptance occurs when the FDA determines that the required elements necessary for review have been included in the application. The FDA will now subject the NDA application to an exhaustive review of the safety and efficacy data provided. The application has been granted priority review and it is expected that a decision from the FDA will be received as early as the third quarter of 2004.

Gout is a chronic and potentially debilitating disease characterized by painful arthritis attacks that afflicts more than two million patients in the U.S. Allopurinol is an effective treatment for hyperuricemia, accounting for approximately 70% of all gout prescriptions. While allopurinol is well tolerated by most patients, 2-4% of patients develop allergic reactions that require immediate discontinuation of the drug. Some of those patients (estimated at between 2,000 and 10,000 patients) have severe gout-related hyperuricemia and no disease-modifying treatment alternatives. These patients currently suffer painful arthritis attacks, uric acid crystal deposits in joints and skin, and in some cases kidney stones or even kidney failure. Oxypurinol has the potential to successfully treat approximately 70% of this allopurinol-intolerant patient population.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation (AF). In a phase II study completed in September of 2002 with new onset AF patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). In a proof-of-concept oral dosing study in humans completed in December 2002, RSD1235 was also shown to have high oral bioavailability, suggesting it could be used for chronic oral therapy. Currently available drugs for AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug-induced proarrhythmia, (ventricular fibrillation, heart attack), and other cardiac liabilities. On October 16, 2003 Cardiome and Fujisawa Healthcare, Inc. entered into a partnership agreement granting Fujisawa North American rights to intravenous RSD1235.

Cardiome’s lead drug in the congestive heart failure (“CHF”) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol sensitises cardiac muscle cells to intracellular calcium, leading to increased cardiac oxygen-use efficiency. Cardiome believes that increasing the cardiac oxygen-use efficiency will improve the clinical outcomes for CHF patients. This application of oxypurinol is currently in a Phase 2/3 study in 400 patients with stage 3 and stage 4 CHF.

Cardiome also has a program applying its congestive heart failure product, oxypurinol, for the treatment of allopurinol-intolerant gout.

Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at www.cardiome.com.

FOR FURTHER INFORMATION:

Don Graham
Director of Corporate Communication
(604) 677-6905 ext. 109
Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer